05010380

LONMIN

Ref: SK/0036

3 August 2005

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com

SUPPL

Dear Sirs

Rule No 12G3-2 Exemption
Registration No. 82-191 – Lonmin Plc (formerly Lonrho Plc)

In accordance with Rule 12g3-2 (a) and (b) (1) (i), I enclose copies of two announcements recently made to the London Stock Exchange:

- Completion of the Southern Platinum acquisition
- Quarterly Production report for period up to 30 June 2005

Please do not hesitate to contact me if you have any queries in respect of any of the enclosed documents. My direct line is 0044 20 7201 6053.

Yours faithfully

Seema Kamboj
Assistant Company Secretary

Lonmin PLC - Compulsory Acqn of Shares

RNS Number:4796P
Lonmin PLC
29 July 2005

LONMIN COMPLETES COMPULSORY ACQUISITION OF
REMAINING SHARES OF SOUTHERN PLATINUM

LONDON, ENGLAND and TORONTO, ONTARIO - July 29, 2005 - Lonmin Investments Canada Inc. ('Lonmin Investments') and Southern Platinum Corp. ('Southern Platinum') announce that on June 28, 2005 Lonmin Investments became the sole shareholder of Southern Platinum following the completion of statutory compulsory acquisition proceedings pursuant to the provisions of the Canada Business Corporations Act. As a result of the compulsory acquisition, Lonmin Investments acquired all of the common shares ('SPC Shares') in the capital of Southern Platinum which Lonmin Investments did not previously own. Lonmin Investments had previously acquired approximately 85,090,000 SPC Shares pursuant to its takeover bid that concluded on June 28, 2005, representing approximately 97% of the aggregate number of issued and outstanding SPC Shares and approximately 91% of the SPC Shares on a fully diluted basis. In connection with the compulsory acquisition, the SPC Shares were delisted from the Toronto Stock Exchange at the close of trading on July 26, 2005.

On July 29, 2005, after the completion of the compulsory acquisition, Southern Platinum effected a share reclassification (the 'Reclassification') whereby each issued and outstanding SPC Share was changed into a preferred share of Southern Platinum redeemable by Southern Platinum or the holder thereof for a redemption

Nadja Vetter, Anthony Cardew - CardewGroup - +44 (0)20 7930 0777

South Africa:

Johannes van Niekerk - College Hill - +27 11 447 3030 or +27 82 921 9110

Canada:

John Lute - Lute & Company - +1 416 929 5883 ext 222

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Lonmin PLC - Quarterly Production Report

RNS Number:5825P
Lonmin PLC
02 August 2005

Third Quarter Production Report
2 August 2005

Lonmin today announces its production report for the third quarter to 30 June 2005.

Brad Mills, Chief Executive Officer said:

'Refined production has accelerated during the third quarter and the smelter has continued to perform strongly achieving record levels of throughput. This improvement in production has been achieved at the same time as controlling our costs and we have today lowered our full year cost guidance to around R2,450 per PGM ounce sold for our Marikana operations. The smelter's strong performance during the period has helped to substantially reduce concentrate inventories built up after the November incident. This smelter performance has created higher material flows than normal in our Base Metals and Precious Metals refineries. We are now forecasting that we will not be able to fully process all of this extra material before year end resulting in somewhat higher than normal year end stock positions. We expect this situation to be fully reversed in the first quarter of next year. We now expect Platinum production for the fiscal year to be around 910,000 ounces (including around 10,000 ounces from our new Limpopo Division)'.

.ning

				Quarter to 30 June 05	Quarter to 30 June 04	Nine months to 30 June 05	Nine months to 30 June 04
onnes .lled*	Marikana	Underground	(000)	2,640	2,702	8,067	8,348
		Opencast	(000)	452	883	1,932	2,465
		Total	(000)	3,092	3,585	9,999	10,813
	Limpopo	Underground	(000)	16	-	16	-
		Opencast	(000)	-	-	-	-
		Total	(000)	16	-	16	-
	Lonmin Platinum	Underground	(000)	2,656	2,702	8,083	8,348
		Opencast	(000)	452	883	1,932	2,465
		Total	(000)	3,108	3,585	10,015	10,813
onnes ined	Marikana	Underground	(000)	2,636	2,684	8,041	8,301
		Opencast	(000)	634	835	1,878	1,993
		Total	(000)	3,270	3,519	9,919	10,294
	Limpopo	Underground	(000)	17	-	17	-
		Opencast	(000)	-	-	-	-
		Total	(000)	17	-	17	-
	Lonmin Platinum	Underground	(000)	2,653	2,684	8,058	8,301
		Opencast	(000)	634	835	1,878	1,993
		Total	(000)	3,287	3,519	9,936	10,294

excluding slag
ote: Limpopo figures relate to production from Lonmin Platinum Limpopo from 15

Palladium	oz	99,020	90,402	251,745	272,084
Rhodium	oz	26,078	31,172	65,408	90,211
Total PGMs	oz	412,616	406,513	1,084,207	1,200,039

Prices

			Quarter to 30 June 05	Quarter to 30 June 04	Nine months to 30 June 05	Nine months to 30 June 04
Average price received per ounce	Platinum	R	5,592	5,372	5,224	5,363
		$	855	816	847	813
	Palladium	R	1,230	1,656	1,194	1,542
		$	188	251	193	235
	Rhodium	R	9,785	5,168	8,265	4,068
		$	1,513	787	1,397	619
Basket price of PGMs and base metals		$/kg	19,625	17,459	19,166	16,644

Exchange Rates

			Quarter to 30 June 05	Quarter to 30 June 04	Nine months to 30 June 05	Nine months to 30 June 04
Average exchange rate	Sterling	£/$	1.84	1.81	1.88	1.79
	SA Rand	R/$	6.28	6.64	6.17	6.60
Closing exchange rates	Sterling	£/$	1.79	1.82	1.79	1.82
	SA Rand	R/$	6.67	6.32	6.67	6.32

Outlook

The New Era Labour Agreement was signed on 21 June 2005. This agreement is for five years from 1 October 2005. Under the agreement basic wages will increase in line with South African CPIX but employees will share on an equal basis in a bonus pool created based on 25% of gains achieved above certain agreed targets for costs and productivity. In addition employees covered by the gain share will receive a safety bonus based on achieving certain specified targets. The agreement also equalised pay and conditions in many categories across our three mines. This equalisation equates to a first year only cost above CPIX of 2.9%.

We are in the process of finalising the Shared Services structure within the business and are progressing well with implementation. This process will lead to a number of redundancies and we will report an exceptional provision in respect of this restructuring of around $10 million for the full year. This provision will be excluded from our unit cost figures.

We announced on 29 July that we have completed the compulsory acquisition process and owned 100% of the outstanding shares of Southern Platinum Corp. In respect of the completion of the acquisition we will report a one off exceptional cost of around $13 million for the full year 2005. The integration of the Limpopo operations continues to progress well.

We have restated our full year cost guidance to around R2,450 per PGM ounce sold for our Marikana operations and we now expect our production for the full year to be around 910,000 ounces of Platinum (including around 10,000 ounces from our Limpopo Division).

The 4th Quarter Production Report will be announced on 26 October 2005 and Final Results on 16 November 2005.

Enquiries:
Alex Shorland-Ball +44(0)20 7201 6060
Vice President, Investor Relations & Communications

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